UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 26, 2014

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number  1-2402

A.             Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Tax Deferred Investment Plan B

B.              Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN  55912

507-437-5611

Hormel Foods Corporation
Tax Deferred Investment Plan B

Audited Financial Statements and Supplemental Schedule

Years Ended October 26, 2014 and October 27, 2013

Report of Independent Registered Public Accounting Firm

The Hormel Foods Corporation Employee Benefits Committee

Hormel Foods Corporation Tax Deferred Investment Plan B

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Tax Deferred Investment Plan B (the Plan) as of October 26, 2014 and October 27, 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 26, 2014 and October 27, 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of October 26, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Hormel Foods Corporation Tax Deferred Investment Plan B’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Ernst & Young LLP

Minneapolis, Minnesota

April 24, 2015

Hormel Foods Corporation
Tax Deferred Investment Plan B

Statements of Net Assets Available for Benefits

	October 26,	October 27,
	2014	2013
Assets
Investments, at fair value	$185,743,347	$169,981,619
Receivables:
Contributions from Hormel Foods Corporation	463,795	439,015
Contributions from participants	383,358	384,195
Promissory notes from participants	6,456,046	5,910,403
Total receivables	7,303,199	6,733,613
Net assets available for benefits, at fair value	193,046,546	176,715,232
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(3,699,300)	(3,651,030)
Net assets available for benefits	$189,347,246	$173,064,202

See accompanying notes.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 26,	Year Ended October 27,
	2014	2013
Additions:
Contributions from Hormel Foods Corporation	$1,337,405	$1,231,223
Contributions from participants	6,464,228	6,194,263
Employee rollover	99,660	390,515
Investment income	2,419,818	1,491,579
Interest income – promissory notes receivable	319,130	288,982
Total additions	10,640,241	9,596,562

Deductions:
Distributions	11,883,134	11,592,526
Administrative expenses	104,487	130,645
Total deductions	11,987,621	11,723,171

Net realized and unrealized appreciation in fair value of investments	17,630,424	33,298,310
Net additions	16,283,044	31,171,701
Net assets available for benefits at beginning of year	173,064,202	141,892,501
Net assets available for benefits at end of year	$189,347,246	$173,064,202

See accompanying notes.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements

October 26, 2014

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation (the Company or the Sponsor) Tax Deferred Investment Plan B (the Plan) are maintained on the accrual basis.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan records financial assets and liabilities at fair value.

The Hormel Foods Corporation Employee Benefits Committee (the Committee) is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment advisors and record keeper that is used to determine the fair value of the Plan’s investments. The Committee is comprised of officers and a director of the Company and reports to the Compensation Committee of the Board of Directors of the Company. For investments categorized within Level 3 of the fair value hierarchy, the Committee utilizes the record keeper to obtain information on the fair value of these assets. The record keeper employs third-party pricing services and obtains selected support from their portfolio managers to determine daily valuations and investment returns. See Note 3 for further discussion of fair value measurements.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s year-end is the last Sunday of October.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The Plan is a contributory, defined-contribution plan covering nonexempt hourly employees of the Company and certain eligible subsidiaries who have completed one year of eligibility service. A year of eligibility service would be a year beginning with the first day of employment in which an employee worked 1,000 hours or any subsequent fiscal year in which an employee works 1,000 hours.

Employees who elect to become members of the Plan authorize a deduction of 1% to 50% of their compensation for each pay period, subject to Internal Revenue Service (IRS) limitations. Effective September 12, 2011, certain participants of the Plan are deemed to be automatically enrolled in the Plan at the current rate of 2% of their compensation for each pay period. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Eligible employees receive company-matching contributions according to the terms of their subscribing employer plan agreement.

Each participant’s account is credited with the participant’s and the Company’s contributions and Plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employee contributions are always 100% vested in the participants’ Plan accounts. The vesting period for employer contributions for eligible participants are dependent upon the source of the contribution as well as the location and/or the  bargaining agreement of the employee.  No vesting periods for this plan are longer than three years. Forfeitures used to reduce employer contributions for the years ended October 26, 2014 and October 27, 2013, were $14,191 and $3,025, respectively. Cumulative forfeited non-vested accounts as of October 26, 2014 and October 27, 2013, were $8,656 and $7,508, respectively.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor. Benefits are recorded when paid.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Promissory notes receivable are loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balances. Loan terms range from one year to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. The interest rate is 2% over the prime rate of interest published in The Wall Street Journal on the date the loan is granted or, if the loan is for a primary residence, on the date the loan is requested. Principal and interest are paid ratably through payroll deductions. No allowance for credit losses has been recorded as of October 26, 2014 or October 27, 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time, without the consent of any participant or beneficiary subject to restrictions set by the collective bargaining agreement and subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

3. Investments and Fair Value Measurement

During the years ended October 26, 2014 and October 27, 2013, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

	Year Ended October 26, 2014	Year Ended October 27, 2013
Net appreciation in fair value during the year:
Non-pooled separate account (containing the Company’s common stock)	$13,893,082	$ 23,711,277
Pooled separate accounts	–	4,458,741
Mutual funds	1,714,123	2,924,126
Collective trusts	2,013,442	1,214,548
Separate trust accounts	–	986,510
Self-directed brokerage accounts	9,777	3,108
	$17,630,424	$ 33,298,310

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 26, 2014	October 27, 2013
Non-pooled separate account:
State Street Corporation:
Hormel Foods Corporation Stock Fund	$ 81,726,565	$ 69,063,944

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	42,974,165	43,327,513

The Plan accounts for its financial assets and liabilities in accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•                  Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                  Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

•                  Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments held by the Plan measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Separate Trust Accounts – Mutual Funds

The mutual funds are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and, thus, these investments are classified within Level 1 of the valuation hierarchy.

•                 The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

•                 The international equities investment includes a mix of predominately foreign common stocks and cash.

•                 The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Separate Trust Accounts – Collective Trust Funds

The fair value of the collective trust funds, which are deemed to be Level 2, represents the NAV of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

•                  The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash. The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

•                  The international equities fund includes a mix of predominately foreign common stocks and cash.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

•                 The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, domestic and foreign common stocks, and cash.

Non-Pooled Separate Account

The non-pooled separate account consists of common stock of the Company, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. The Company has implemented a dividend pass through election for its participants.

Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. Each participant in this fund is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

This fund is approximately 44% and 41% of the total investments in the Plan at October 26, 2014 and October 27, 2013, respectively.

Self-Directed Brokerage Assets

The self-directed brokerage assets consist of common stock and mutual funds, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months. These assets are deemed to be a Level 1 investment.

General Investment Account

The General Investment Account is a stable value fund and is reported at fair value with a reported adjustment to contract value shown in the statements of net assets available for benefits. The statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as the investment-year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The investment option for the General Investment Account is a Guaranteed Interest Account, provided through a group annuity contract. This contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The General Investment Account is principally valued using a market value formula approach. The market value of the investment is determined to be the estimated liquidation value of the contract. The liquidation value is derived considering factors such as: (i) the observable interest rate being earned by investments underlying the contract; (ii) the unobservable “assumed interest rate” obtained by the record-keeper on new investments where a proxy is the Barclays Capital U.S. Aggregate Index (excluding Treasuries) with an adjustment made to duration; and (iii) the unobservable comparison between investments supporting the contract and the current market rates where historic investments are either at a premium or discount to current market rates, i.e., the “experience rate”. Therefore, the General Investment Account is deemed to be a Level 3 investment.

The following tables present the Plan’s Level 3 investment, the valuation techniques used to measure the fair value, the significant unobservable inputs, and the ranges of values for those inputs.

	October 26, 2014
Investment	Fair Value	Valuation Technique	Significant Unobservable Inputs	Weighted Average

General investment account	$42,974,165	Liquidation	Assumed interest rate Experience rate	1.32% 3.01%

	October 27, 2013
Investment	Fair Value	Valuation Technique	Significant Unobservable Inputs	Weighted Average

General investment account	$43,327,513	Liquidation	Assumed interest rate Experience rate	1.20% 3.07%

Generally, the General Investment Account crediting rates will typically show less volatility than current market rates. In a rising interest rate environment, credited rates will lag market rates because much of the contract’s assets are backed by investment made in prior years with earnings that reflect the lower rates that prevailed in those years. Over time, as new contributions are made and investments mature and are reinvested at current interest rates, rates could be expected to move toward market levels. Conversely, as market rates decrease, the General Investment Account crediting rates would also be expected to fall, but generally more slowly than market rates.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The crediting interest rate on the General Investment Account was 3.15% and 3.10% as of October 26, 2014 and October 27, 2013, respectively. The average yield was 2.84% during the 2014 plan year and 2.79% during the 2013 plan year, which approximates the actual interest rate credited to the Plan participants.

The investments of the Plan that are measured at fair value on a recurring basis as of October 26, 2014 and October 27, 2013, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 26, 2014
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Separate trust accounts:
Mutual funds:
U.S. equities	$15,681,713	$15,681,713	$–	$-
International equities	4,252,695	4,252,695	–	–
Fixed income	2,640,649	2,640,649	–	–
Total mutual funds	22,575,057	22,575,057	–	–
Collective trusts:
LifePath funds	35,866,518	–	35,866,518	–
U.S. equities	2,236,098	–	2,236,098	–
International equities	93,912	–	93,912	–
Fixed income	164,194	–	164,194	–
Total collective trusts	38,360,722	–	38,360,722	–
Total separate trust accounts	60,935,779	22,575,057	38,360,722	–

Non-pooled separate account:
Hormel Foods Corporation Stock Fund	81,726,565	81,726,565	–	–

Self-directed brokerage accounts:
Common stock	33,168	33,168	–	–
Mutual funds	73,606	73,606	–	–
Cash	64	64	–	–
Total self-directed brokerage accounts	106,838	106,838	–	–

General Investment Account	42,974,165	–	–	42,974,165
	$185,743,347	$104,408,460	$38,360,722	$42,974,165

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

	Fair Value Measurements at October 27, 2013
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Separate trust accounts:
Mutual funds:
U.S. equities	$16,128,846	$16,128,846	$–	$–
International equities	4,073,848	4,073,848	–	–
Fixed income	2,793,621	2,793,621	–	–
Total mutual funds	22,996,315	22,996,315	–	–
Collective trusts:
LifePath funds	32,500,617	–	32,500,617	–
U.S. equities	1,956,664	–	1,956,664	–
International equities	27,930	–	27,930	–
Fixed income	9,525	–	9,525	–
Total collective trusts	34,494,736	–	34,494,736	–
Total separate trust accounts	57,491,051	22,996,315	34,494,736	–

Non-pooled separate account:
Hormel Foods Corporation Stock Fund	69,063,944	69,063,944	–	–

Self-directed brokerage accounts:
Common stock	78,255	78,255	–	–
Mutual funds	20,856	20,856	–	–
Total self-directed brokerage accounts	99,111	99,111	–	–

General Investment Account	43,327,513	–	–	43,327,513
	$169,981,619	$92,159,370	$34,494,736	$43,327,513

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

	General Investment Account	Pooled Separate Account (Lifecycle Fund)	Total

Balance, October 28, 2012	$43,864,622	$1,041,165	$44,905,787
Purchases	14,620,128	200,245	14,820,373
Sales	(14,261,716)	(1,293,828)	(15,555,544)
Interest and dividend income*	1,214,351	2	1,214,353
Realized gains**	–	52,416	52,416
Unrealized losses relating to investments still held at the report date**	(2,109,872)	–	(2,109,872)
Balance, October 27, 2013	43,327,513	–	43,327,513
Purchases	9,680,822	–	9,680,822
Sales	(11,306,947)	–	(11,306,947)
Interest and dividend income*	1,224,507	–	1,224,507
Unrealized gains relating to investments still held at the report date**	48,270	–	48,270
Balance, October 26, 2014	$42,974,165	$–	$42,974,165

*   Included in investment income, statements of changes in net assets available for benefits

** Included in net realized and unrealized appreciation in fair value of investments, statements of changes in net assets available for benefits

4. Income Tax Status

The Plan has received a determination letter from the IRS dated February 3, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

4. Income Tax Status (continued)

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 26, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to the Plan year ended October 30, 2011.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related Parties

The Plan maintains the following investments that qualify as party-in-interest transactions:

–                collective trust funds managed by State Street Global Markets, LLC;

–                common stock of Hormel Foods Corporation; and

–                General Investment Account of the record keeper, the Massachusetts Mutual Life Insurance Company.

In addition, State Street Global Markets, LLC also managed the self-directed brokerage accounts and offered a money market investment for these accounts through June 30, 2014.

These transactions qualify as party-in-interest transactions; however, they are exempt from  the prohibited transactions rules under ERISA.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 41-0319970 Plan Number: 051

October 26, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Non-pooled separate account:
State Street Corporation*:
Hormel Foods Corporation Stock Fund*	1,060,600 units	$81,726,565

Insurance company general account:
Massachusetts Mutual Life Insurance Company*:
General Investment Account, contract value	1,909,618 units	39,274,865

Separate trust accounts:
State Street Corporation*:
Dodge & Cox International Stock Fund	290,573 units	4,252,695
Wasatch Small Cap Growth Fund	140,789 units	1,974,114
BlackRock LifePath Index 2015	369,965 units	3,942,516
BlackRock LifePath Index 2020	677,153 units	7,298,523
BlackRock LifePath Index 2025	753,889 units	8,194,213
BlackRock LifePath Index 2030	456,021 units	4,997,115
BlackRock LifePath Index 2035	381,810 units	4,214,568
BlackRock LifePath Index 2040	200,925 units	2,231,592
BlackRock LifePath Index 2045	175,451 units	1,960,297
BlackRock LifePath Index 2050	98,344 units	1,105,346
BlackRock LifePath Index 2055	43,901 units	495,386
BlackRock LifePath Index Retirement	134,485 units	1,426,962
Loomis Sayles Value Y	630,402 units	7,771,149
BlackRock S&P 500 Stock Fund	163,599 units	2,035,116
Harbor Capital Appreciation	257,802 units	3,381,206
BlackRock Russell 2500 Index	16,863 units	200,982
Wells Fargo Advantage Intrinsic Small Cap Value	216,600 units	2,555,244
BlackRock MSCI ACWI ex-US Index	9,111 units	93,912
PIMCO Total Return Institutional	262,449 units	2,640,649
BlackRock US Debt Index	15,952 units	164,194
Total separate trust accounts		60,935,779

Promissory notes*	Varying maturity dates with interest rates ranging from 5.25% to 10.25%	6,456,046

Self-directed brokerage assets		106,838
Total assets (held at end of year)		$188,500,093

*Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX DEFERRED INVESTMENT PLAN B

Date: April 24, 2015	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN Executive Vice President and Chief Financial Officer, Hormel Foods Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm